UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2012

Commission File Number 001-35463

Taro Pharmaceutical Industries Ltd.

(Translation of registrant’s name into English)

14 Hakitor Street, Haifa Bay 26110, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

Taro Pharmaceutical Industries Ltd. c/o Taro Pharmaceuticals U.S.A., Inc. Three Skyline Drive Hawthorne, New York 10532 (NYSE: TARO)

CONTACT:
William J. Coote
VP, Treasurer
(914) 345-9001
William.Coote@Taro.com

FOR IMMEDIATE RELEASE

TARO SPECIAL COMMITTEE
REJECTS PROPOSAL FROM SUN PHARMA

Hawthorne, New York, July 19, 2012 – Taro Pharmaceutical Industries Ltd. (NYSE: TARO) (“Taro”) announced today that the Special Committee of its Board of Directors unanimously rejected the October 18, 2011 unsolicited, non-binding offer from Sun Pharmaceutical Industries Ltd. (Reuters: SUN.BO, Bloomberg: SUNP IN, NSE: SUNPHARMA, BSE: 524715) (together with its subsidiaries and affiliates, “Sun Pharma”) to purchase all of the issued and outstanding shares of Taro not currently held by Sun Pharma for $24.50 per share as inadequate and not in the best interests of Taro’s minority shareholders.  The Special Committee reached its conclusion after careful consideration, including a thorough review of Taro’s business and prospects with its independent financial advisor Citigroup Global Markets Inc., and its independent legal counsel Goldfarb Seligman & Co. as its Israeli legal counsel and Willkie Farr & Gallagher LLP, as its US legal counsel.

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Taro Pharmaceutical Industries Ltd. is a multinational, science-based pharmaceutical company, dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products. For further information on Taro Pharmaceutical Industries Ltd., please visit Taro’s website at www.taro.com.

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SAFE HARBOR STATEMENT
Certain statements in this press release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements include, but are not limited to, statements that do not describe historical facts and statements that refer or relate to events or circumstances Taro “estimates,” “believes,” or “expects” to happen or similar language.  The forward-looking statements in this press release are based on Taro’s current expectations and are made only as of the date of this press release and involve certain risks and uncertainties that could cause actual results to differ materially from future results that may be expressed or implied by such forward-looking statements.  Unless required by law, Taro undertakes no obligations to update, change or revise any forward-looking statement, whether as a result of new information, additional or subsequent developments or otherwise.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  July 19, 2012

TARO PHARMACEUTICAL INDUSTRIES LTD.

By:	/s/ James Kedrowski
	Name:	James Kedrowski
	Title:	Interim Chief Executive Officer and Director